SEC MAIL PROCESSING RECEIVED NOV 22 2004 WASH. D.C. 181 SECTION

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Homestar Mortgage Acceptance Corp.
Exact Name of Registrant as Specified in Charter

0001257394
Registrant CIK Number

Form 8-K, November 19, 2004 Series 2004-6

333-116235

Name of Person Filing the Document
(If Other than the Registrant)

04050588

PROCESSED
NOV 24 2004
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

HOMESTAR MORTGAGE ACCEPTANCE CORP.

By: Frank Plenskofski
Name: Frank Plenskofski
Title: Vice President and Treasurer

Dated: November 19, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	0

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$754,866,000 (Approximate)

Homestar Mortgage Acceptance Corp., Asset-Backed Pass-Through Certificates, Series 2004-6

HOMESTAR
MORTGAGE SERVICES

Home Star Mortgage Services, LLC
Seller and Servicer

Wells Fargo Bank, N.A.
Master Servicer

Homestar Mortgage Acceptance Corp.
Depositor

November 4, 2004

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns. and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$754,866,000 (Approximate)

Homestar Mortgage Acceptance Corp, Series 2004-6

Home Star Mortgage Services, LLC
Seller and Servicer
Wells Fargo Bank, N.A.
Master Servicer
Homestar Mortgage Acceptance Corp.
Depositor

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates

Offered Certificates	Original Principal Balance [1]	Coupon	Average Life to call (years) [2]	Principal Window (months) [2]	Initial Credit Enhancement Percentage	Final Scheduled Distribution Date	Expected Ratings (S&P/Mdy's)
Class A-1	$ 272,202,000	(3)(4)	**1.00**	1-21	10.60%	[12/25/22]	AAA / Aaa
Class A-2	255,533,000	(3)(4)	**3.00**	21-58	10.60%	[11/25/30]	AAA / Aaa
Class A-3	152,558,000	(3)(4)	**7.02**	58-98	10.60%	[12/25/34]	AAA / Aaa
Class M-1	15,600,000	(3)(4)	**5.39**	38-98	8.55%	[12/25/34]	AA+ / Aa1
Class M-2	13,697,000	(3)(4)	**5.39**	37-98	6.75%	[12/25/34]	AA / Aa2
Class M-3	15,599,000	(3)(4)	**5.38**	37-98	4.70%	[12/25/34]	A+ / A1
Class M-4	6,848,000	(3)(4)	**3.38**	37-98	3.80%	[12/25/34]	A / A2
Class M-5	6,849,000	(3)(4)	**5.38**	37-98	2.90%	[12/25/34]	A- / A3
Class M-6	5,707,000	(3)(4)	**5.35**	37-98	2.15%	[12/25/34]	BBB+ / Baa1
Class M-7	5,327,000	(3)(4)	**5.09**	37-91	1.45%	[12/25/34]	BBB / Baa2
Class M-8	4,946,000	(3)(4)	**4.47**	37-75	0.80%	[12/25/34]	BBB- / Baa3

Notes:

(1) Certificate sizes are subject to change (+/- 10%).
(2) Calculated based on the Pricing Speed.
(3) One-Month LIBOR plus the related margin.
(4) The margin on the Class A Certificates will double and the margin on the Class M Certificates will increase by a multiple of 1.5 after the Optional Termination Date.

Rating Agency Contacts:

S&P:	Adrian Techeira	(212) 438-2103
Moody's:	Debashish Chatterjee	(212) 553-1329

Title of Securities:	Homestar Mortgage Acceptance Corp., Asset-Backed Pass-Through Certificates, Series 2004-6.
Offered Certificates:	Class A-1, Class A-2, Class A-3, Class M-1, Class, M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates.
Non-Offered Certificates:	Class C, Class P and Class R Certificates.
Class A Certificates:	Class A-1, Class A-2 and Class A-3 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates.
Seller and Servicer:	Home Star Mortgage Services, LLC.
Master Servicer:	Wells Fargo Bank, N.A.
Subservicers:	Cenlar, FSB (94.19%) and Option One Mortgage Corporation (5.81%).
Depositor:	Homestar Mortgage Acceptance Corporation.
Trustee:	HSBC Bank USA.
Trust Administrator:	Wells Fargo Bank, N.A.
Cap Provider:	TBD
Closing Date:	On or about November [19], 2004.
Distribution Date:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing on December 27, 2004.
Statistical Calculation Date:	November 1, 2004.
Cut-off Date:	November 1, 2004.
Record Date:	For the Class A and Class M Certificates, the business day preceding the Distribution Date.
Master Servicing Fee:	The Master Servicing Fee for the Mortgage Loans will be 0.0125% per annum.
Servicing Fee (Cenlar, FSB):	The Servicing Fee for the fixed rate Mortgage Loans serviced by Cenlar, FSB will be 0.25% per annum and the Servicing Fee for the adjustable rate Mortgage Loans will be 0.375% per annum, provided that, for any adjustable rate Mortgage Loan that has an initial fixed rate period, the Servicing Fee will equal 0.25% per annum during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375% per annum. Fitch Ratings assigns Cenlar, FSB an 'RPS3' residential primary servicer rating for prime product and its 'RPS3-' rating for Alt-A product.
Servicing Fee (Option One):	The Servicing Fee for the Mortgage Loans serviced by Option One will be 0.50% per annum. Fitch Ratings assigns Option One an 'RPS1' rating for primary servicer of subprime mortgage loans, and its 'RSS1' rating for residential special servicer.
Administrative Fees:	The sum of the Master Servicing Fee and the related Servicing Fees.
Denomination:	$100,000 and multiples of $1 in excess thereof.
SMMEA Eligibility:	The Class A and Class M Certificates will not be SMMEA eligible.
ERISA Eligibility:	The Class A and Class M Certificates will be eligible for purchase by employee benefit plans subject to ERISA or Section 4975 of the Code, if certain conditions are met.
Tax Status:	For federal income tax purposes, the Class A and Class M Certificates will represent ownership of REMIC regular interests and ownership interests in the Interest Rate Cap Agreements.

Interest Payment Delay:	The Class A and Class M Certificates have a 0 day delay.
Day Count:	The Class A and Class M Certificates are Actual/360.
Accrued Interest:	0 days. The Class A and Class M Certificates will settle flat.
Interest Accrual Period:	For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.
Structure:	Floating-Rate Senior/Mezzanine/Overcollateralization Structure.
Pricing Speed:	4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans. 4% CPR growing to 30% CPR over 12 months for the adjustable rate Mortgage Loans.
Pricing Speed:	The monthly Pass-Through Rate for the Class A and Class M Certificates on each Distribution Date will be the lesser of (a) 1-month LIBOR plus the related margin and (b) the Net WAC Rate and the following. After the Optional Termination Date, the margin on the Class A Certificates will double and the margin on the Class M Certificates will increase by a 1.5 multiple.
Expense Adjusted Net Mortgage Rate:	The weighted average of the Mortgage Rates on the Mortgage Loans less (i) the weighted average aggregate Administrative Fee Rate, and (ii) any lender paid mortgage insurance fee rate.
Net WAC Rate:	The Expense Adjusted Net Mortgage Rates on the Mortgage Loans as of the beginning of the related due period. The Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the related Interest Accrual Period.
Optional Termination:	The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool after the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Interest Carry Forward Amount:	As of any Distribution Date the sum of: (x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date, and (y) interest on such excess at the applicable Pass-Through Rate.
Basis Risk Shortfall Carry-Forward Amount:	For any Distribution Date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Class A and Class M Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Class A and Class M Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing:

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by

(y) the outstanding principal balance of the Mortgage Loans as of the last day of the related due period.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class C Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distributions of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the amount equal to the sum (net of amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the immediately preceding due period: (i) each scheduled payment of principal due during such due period and received or advanced with respect thereto, (ii) all unscheduled collections including full and partial principal prepayments received during the previous calendar month, and (iii) the principal portion of all proceeds received with respect to the repurchase of Mortgage Loans.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the Mortgage Loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 21.20% of the current balance of the Mortgage Loans as credit enhancement.

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates have been paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Class A and Class M Certificates and (ii) Principal Remittance Amount and any Excess Interest allocable to principal in order build to or maintain the Overcollateralization Target Amount less any Overcollateralization Release Amount.

Class A Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 78.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period minus the Overcollateralization Floor Amount.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates have been paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) To the Class M-1 Certificates until approximately a 17.10% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),
(ii) To the Class M-2 Certificates until approximately a 13.50% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),
(iii) To the Class M-3 Certificates, until approximately a 9.40% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),
(iv) To the Class M-4 Certificates, until approximately a 7.60% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage),
(v) To the Class M-5 Certificates, until approximately a 5.80% Credit Enhancement ercentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage),
(vi) To the Class M-6 Certificates, until approximately a 4.30% Credit Enhancement Percentage is reached (based on 2x the Class M-6 Initial Credit Enhancement Percentage),
(vii) To the Class M-7 Certificates, until approximately a 2.90% Credit Enhancement Percentage is reached (based on 2x the Class M-7 Initial Credit Enhancement Percentage), and
(viii) To the Class M-8 Certificates, until approximately a 1.60% Credit Enhancement Percentage is reached (based on 2x the Class M-8 Initial Credit Enhancement Percentage).

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Priority of Distributions:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To the Master Servicer and the Servicer, their respective Fees, accrued on the aggregate principal balance of the Mortgage Loans as well as any mortgage insurance premiums.
2. To pay interest on the Class A Certificates, *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates sequentially to the Class M Certificates in the order of their numerical class designations.

3A. Prior to the Stepdown Date or if a Trigger Event is in effect:
   a) To pay principal to the Class A-1 Certificates, Class A-2 Certificates, and Class A-3 Certificates in that order, the Principal Distribution Amount, in each case, until the respective Certificate Principal Balances are reduced to zero.
   b) To pay principal to the Class M Certificates from the remaining Principal Distribution Amount in the order of their numerical class designations, until the Certificate Principal Balance of each such class has been reduced to zero.

3B. On or after the Stepdown Date and if a Trigger Event is not in effect:
   a) To pay principal to the Class A-1 Certificates, Class A-2 Certificates, and Class A-3 Certificates in that order, the Class A Principal Distribution Amount, in each case, until the respective Certificate Principal Balance reduced to zero.
   b) To pay principal to the Class M Certificates, in accordance with the principal payment provisions described above under Class M Principal Distribution Amount.

4. To pay the Interest Carry Forward Amounts on the Class M Certificates, sequentially.
5. To pay any Realized Loss Amounts allocated to the Class M Certificates.
6. To pay the Basis Risk Shortfall Carry Forward Amount first on the Class A, *pro rata*, and then Class M Certificates in numerical order.
7. To pay any remaining amount to the Class C and R Certificates in accordance with the Pooling and Servicing Agreement.

Credit Enhancement: Credit Enhancement will be provided by:

- Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A-1	10.60%	Class A-1	21.20%
Class A-2	10.60%	Class A-2	21.20%
Class A-3	10.60%	Class A-3	21.20%
Class M-1	8.55%	Class M-1	17.10%
Class M-2	6.75%	Class M-2	13.50%
Class M-3	4.70%	Class M-3	9.40%
Class M-4	3.80%	Class M-4	7.60%
Class M-5	2.90%	Class M-5	5.80%
Class M-6	2.15%	Class M-6	4.30%
Class M-7	1.45%	Class M-7	2.90%
Class M-8	0.80%	Class M-8	1.60%

**Approximate*

***Targeted*

Overcollateralization Amount: With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related due period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount: As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount: As of any Distribution Date, the Overcollateralization Target Amount (a) prior to the Stepdown Date, is an amount equal to approximately 0.80% of the principal balance of the Mortgage Loans as of the Cut-off date; (b) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (i) approximately 1.60% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related due period and (ii) the Overcollateralization Floor Amount; and (c) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Floor Amount: An amount equal to 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Overcollateralization Release Amount: As of any Distribution Date, the lesser of (a) the Principal Remittance Amount and (b) the excess, if any, of:

(x) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Realized Loss Amounts on such Distribution Date over

(y) the Overcollateralization Target Amount for such Distribution Date.

Interest Rate Cap Agreement: On the Closing Date, the Trustee will enter into two separate Interest Rate Cap Agreements with the Interest Rate Cap Provider for the benefit of the, Class A Certificates and Class M Certificates, respectively. The Interest Rate Cap Provider will be obligated to make monthly payments to the Trustee (based on a notional amount) when one-month LIBOR exceeds the strike rate for the related period. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling rate for the related period. The schedules containing the notional amounts is in the table on page 10 through 13.

Stepdown Date: The earlier to occur of :

(x) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero or

(y) the later to occur of:

- (i) the Distribution Date in December 2007 and
- (ii), and the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 21.20%.

Trigger Event: On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related due period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date; or

Distribution Date	Percentage
November 2004 to October 2007	N/A
November 2007 to October 2008	[1.25]%
November 2008 to October 2009	[1.75]%
November 2009 to October 2010	[2.25]%
November 2010 and thereafter	[2.50]%

(ii) the three-month rolling average of 60+ Day Delinquent Loans equals or exceeds [35.5]% of the Senior Enhancement Percentage.

Mortgage Pool: The Mortgage Loans will consist of fixed and adjustable rate closed-end Alt-A and Subprime mortgage loans, which accrue interest on an actuarial basis and are secured by first and second lien mortgages on one-to four-family properties with an aggregate principal balance as of the Statistical Calculation Date of approximately $760,954,048. There will be approximately 1,586 fixed rate Mortgage Loans with an aggregate principal balance as of the Statistical Calculation Date of approximately $227,628,656 and approximately 2,203 adjustable rate Mortgage Loans with an aggregate principal balance as of the Statistical Calculation Date of approximately $533,325,392. As of the Statistical Calculation Date, approximately __% of the Mortgage Loans were originated according to Homestar's "Five Star Series" underwriting guidelines, approximately __% were originated according to Finance America's "Mach 2" underwriting guidelines, approximately __% of the Mortgage Loans were originated according to Homestar's "Contemporary Series" underwriting guidelines, and the remaining __% were originated to Jumbo underwriting guidelines.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, and second, to the Class C Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate Certificate Principal Balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, such excess (the "Realized Loss Amount") will be allocated to the Class M Certificates in reverse numerical order. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates and Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially.

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

Interest Rate Cap Agreement
For the Class A Certificates

Distribution Date	Class M Notional Balance ($)	Strike (%)	Ceiling (%)	Distribution Date	Class M Notional Balance ($)	Strike (%)	Ceiling (%)
12/25/04	680,293,000.00	4.62	9.65	4/25/08	237,324,423.84	7.73	9.65
1/25/05	674,790,095.26	5.42	9.65	5/25/08	231,476,307.43	8.03	9.65
2/25/05	667,924,918.18	5.42	9.65	6/25/08	225,780,155.44	7.79	9.65
3/25/05	659,703,329.49	6.04	9.65	7/25/08	220,231,843.20	8.30	9.65
4/25/05	650,138,335.52	5.43	9.65	8/25/08	214,827,361.51	8.12	9.65
5/25/05	639,250,682.83	5.62	9.65	9/25/08	209,562,769.59	8.18	9.65
6/25/05	627,068,973.99	5.43	9.65	10/25/08	204,434,325.61	8.48	9.65
7/25/05	613,629,715.94	5.62	9.65	11/25/08	199,438,347.18	8.22	9.65
8/25/05	598,977,347.30	5.43	9.65	12/25/08	194,571,127.36	8.66	9.65
9/25/05	583,164,232.82	5.43	9.65	1/25/09	189,829,175.72	8.41	9.65
10/25/05	566,410,985.04	5.63	9.65	2/25/09	185,209,263.53	8.43	9.65
11/25/05	549,806,659.30	5.45	9.65	3/25/09	180,708,101.76	9.36	9.65
12/25/05	533,648,444.87	5.65	9.65	4/25/09	176,322,443.43	8.43	9.65
1/25/06	517,923,940.65	5.46	9.65	5/25/09	172,049,137.00	8.72	9.65
2/25/06	502,621,098.09	5.46	9.65	6/25/09	167,885,261.75	8.45	9.65
3/25/06	487,728,211.01	6.13	9.65	7/25/09	163,827,889.37	8.87	9.65
4/25/06	473,233,905.76	5.50	9.65	8/25/09	159,874,152.77	8.56	9.65
5/25/06	459,127,131.62	5.80	9.65	9/25/09	156,021,274.72	8.55	9.65
6/25/06	445,397,151.52	5.73	9.65	10/25/09	152,266,552.47	8.84	9.65
7/25/06	432,033,533.01	6.06	9.65	11/25/09	148,607,353.36	8.54	9.65
8/25/06	419,026,139.47	5.88	9.65	12/25/09	145,041,135.63	8.83	9.65
9/25/06	406,365,608.83	6.10	9.65	1/25/10	141,565,417.44	8.54	9.65
10/25/06	394,045,478.37	6.83	9.65	2/25/10	138,177,785.66	8.53	9.65
11/25/06	382,061,857.34	6.63	9.65	3/25/10	134,875,893.90	9.47	9.65
12/25/06	370,395,957.59	6.91	9.65	4/25/10	131,657,460.62	8.50	9.65
1/25/07	359,039,030.67	6.72	9.65	5/25/10	128,520,267.29	8.78	9.65
2/25/07	347,982,575.24	6.73	9.65	6/25/10	125,462,156.65	8.47	9.65
3/25/07	337,218,330.01	7.59	9.65	7/25/10	122,481,030.91	8.75	9.65
4/25/07	326,738,266.84	6.99	9.65	8/25/10	119,574,850.11	8.45	9.65
5/25/07	316,534,584.06	7.27	9.65	9/25/10	116,741,630.46	8.43	9.65
6/25/07	306,599,699.96	7.07	9.65	10/25/10	113,979,442.80	8.71	9.65
7/25/07	296,926,246.50	7.36	9.65	11/25/10	111,286,410.98	8.40	9.65
8/25/07	287,507,063.18	7.12	9.65	12/25/10	108,660,710.44	8.68	9.65
9/25/07	278,335,191.10	7.21	9.65	1/25/11	106,100,566.71	8.38	9.65
10/25/07	269,403,867.16	7.63	9.65	2/25/11	103,604,254.01	8.36	9.65
11/25/07	260,706,518.49	7.40	9.65	3/25/11	101,170,093.85	9.29	9.65
12/25/07	252,236,756.98	7.70	9.65	4/25/11	98,796,453.77	8.34	9.65
1/25/08	252,236,756.98	7.48	9.65	5/25/11	96,481,745.95	8.61	9.65
2/25/08	249,493,795.92	7.48	9.65	6/25/11	94,224,426.03	8.31	9.65
3/25/08	243,328,820.86	8.11	9.65	7/25/11	92,022,991.84	8.59	9.65

Interest Rate Cap Agreement
For the Class A Certificates
(Cont'd)

Distribution Date	Class M Notional Balance ($)	Strike (%)	Ceiling (%)
8/25/11	89,875,982.24	8.28	9.65
9/25/11	87,781,975.95	8.27	9.65
10/25/11	85,739,590.43	8.54	9.65
11/25/11	83,747,480.82	8.24	9.65
12/25/11	81,804,338.84	8.51	9.65
1/25/12	79,908,891.80	8.21	9.65
2/25/12	78,059,901.59	8.20	9.65
3/25/12	76,256,163.68	8.78	9.65
4/25/12	74,496,506.26	8.17	9.65
5/25/12	72,779,789.22	8.45	9.65
6/25/12	71,104,903.35	8.15	9.65
7/25/12	69,470,769.44	8.42	9.65
8/25/12	67,876,337.43	8.12	9.65
9/25/12	66,320,585.63	8.11	9.65
10/25/12	64,802,519.89	8.38	9.65
11/25/12	63,321,172.87	8.08	9.65
12/25/12	61,875,603.25	8.35	9.65

Interest Rate Cap Agreement
For the Class M Certificates

Distribution Date	Class M Notional Balance ($)	Strike (%)	Ceiling (%)	Distribution Date	Class M Notional Balance ($)	Strike (%)	Ceiling (%)
12/25/04	74,573,000.00	3.70	8.73	4/25/08	59,029,441.77	6.81	8.73
1/25/05	74,573,000.00	4.50	8.73	5/25/08	57,574,846.23	7.11	8.73
2/25/05	74,573,000.00	4.50	8.73	6/25/08	56,158,048.64	6.87	8.73
3/25/05	74,573,000.00	5.12	8.73	7/25/08	54,778,023.07	7.38	8.73
4/25/05	74,573,000.00	4.51	8.73	8/25/08	53,433,772.31	7.20	8.73
5/25/05	74,573,000.00	4.70	8.73	9/25/08	52,124,316.18	7.26	8.73
6/25/05	74,573,000.00	4.51	8.73	10/25/08	50,848,723.97	7.56	8.73
7/25/05	74,573,000.00	4.70	8.73	11/25/08	49,606,079.77	7.30	8.73
8/25/05	74,573,000.00	4.51	8.73	12/25/08	48,395,461.56	7.74	8.73
9/25/05	74,573,000.00	4.51	8.73	1/25/09	47,216,001.17	7.49	8.73
10/25/05	74,573,000.00	4.71	8.73	2/25/09	46,022,713.22	7.51	8.73
11/25/05	74,573,000.00	4.53	8.73	3/25/09	44,811,750.23	8.44	8.73
12/25/05	74,573,000.00	4.73	8.73	4/25/09	43,631,861.53	7.51	8.73
1/25/06	74,573,000.00	4.54	8.73	5/25/09	42,482,199.24	7.80	8.73
2/25/06	74,573,000.00	4.54	8.73	6/25/09	41,361,977.60	7.53	8.73
3/25/06	74,573,000.00	5.21	8.73	7/25/09	40,270,408.79	7.95	8.73
4/25/06	74,573,000.00	4.58	8.73	8/25/09	39,206,721.47	7.64	8.73
5/25/06	74,573,000.00	4.88	8.73	9/25/09	38,170,168.47	7.63	8.73
6/25/06	74,573,000.00	4.81	8.73	10/25/09	37,160,022.67	7.92	8.73
7/25/06	74,573,000.00	5.14	8.73	11/25/09	36,175,575.78	7.62	8.73
8/25/06	74,573,000.00	4.96	8.73	12/25/09	35,216,143.99	7.91	8.73
9/25/06	74,573,000.00	5.18	8.73	1/25/10	34,281,059.60	7.62	8.73
10/25/06	74,573,000.00	5.91	8.73	2/25/10	33,369,673.41	7.61	8.73
11/25/06	74,573,000.00	5.71	8.73	3/25/10	32,481,354.14	8.55	8.73
12/25/06	74,573,000.00	5.99	8.73	4/25/10	31,615,487.99	7.58	8.73
1/25/07	74,573,000.00	5.80	8.73	5/25/10	30,771,478.11	7.86	8.73
2/25/07	74,573,000.00	5.81	8.73	6/25/10	29,948,744.12	7.55	8.73
3/25/07	74,573,000.00	6.67	8.73	7/25/10	29,146,721.63	7.83	8.73
4/25/07	74,573,000.00	6.07	8.73	8/25/10	28,364,861.84	7.53	8.73
5/25/07	74,573,000.00	6.35	8.73	9/25/10	27,602,631.04	7.51	8.73
6/25/07	74,573,000.00	6.15	8.73	10/25/10	26,859,510.22	7.79	8.73
7/25/07	74,573,000.00	6.44	8.73	11/25/10	26,134,994.63	7.48	8.73
8/25/07	74,573,000.00	6.20	8.73	12/25/10	25,428,593.41	7.76	8.73
9/25/07	74,573,000.00	6.29	8.73	1/25/11	24,739,829.16	7.46	8.73
10/25/07	74,573,000.00	6.71	8.73	2/25/11	24,068,237.59	7.44	8.73
11/25/07	74,573,000.00	6.48	8.73	3/25/11	23,413,367.14	8.37	8.73
12/25/07	74,573,000.00	6.78	8.73	4/25/11	22,774,778.60	7.42	8.73
1/25/08	67,217,865.30	6.56	8.73	5/25/11	22,152,044.82	7.69	8.73
2/25/08	62,056,316.24	6.56	8.73	6/25/11	21,544,750.30	7.39	8.73
3/25/08	60,522,908.81	7.19	8.73	7/25/11	20,952,490.91	7.66	8.73

Interest Rate Cap Agreement
For the Class M Certificates
(Cont'd)

Distribution Date	Class M Notional Balance ($)	Strike (%)	Ceiling (%)
8/25/11	20,374,873.55	7.36	8.73
9/25/11	19,811,515.85	7.35	8.73
10/25/11	19,262,045.87	7.62	8.73
11/25/11	18,726,101.79	7.32	8.73
12/25/11	18,203,331.64	7.59	8.73
1/25/12	17,693,393.02	7.29	8.73
2/25/12	17,195,952.84	7.28	8.73
3/25/12	16,710,687.04	7.86	8.73
4/25/12	16,237,280.37	7.25	8.73
5/25/12	15,775,426.10	7.52	8.73
6/25/12	15,324,825.81	7.22	8.73
7/25/12	14,885,189.15	7.50	8.73
8/25/12	14,456,233.64	7.20	8.73
9/25/12	14,037,684.40	7.18	8.73
10/25/12	13,629,273.96	7.45	8.73
11/25/12	13,230,742.09	7.16	8.73
12/25/12	12,841,835.54	7.43	8.73

Class A Available Funds Cap
(100% PPC; Actual/360)

Month	Spot Index Values	Index Values At 20%	Month	Spot Index Values	Index Values At 20%	Month	Spot Index Values	Index Values At 20%
1	4.97%	10.00%	41	5.93%	10.06%	81	5.91%	10.00%
2	5.77	10.00	42	6.13	10.05	82	5.92	10.00
3	5.77	10.00	43	5.94	10.04	83	6.12	10.00
4	6.39	10.00	44	6.09	10.03	84	5.93	10.00
5	5.78	10.00	45	5.87	10.03	85	6.13	10.00
6	5.97	10.00	46	5.87	10.03	86	5.93	10.00
7	5.78	10.00	47	6.07	10.02	87	5.94	10.00
8	5.97	10.00	48	5.88	10.00	88	6.35	10.00
9	5.78	10.00	49	6.02	10.00	89	5.95	10.00
10	5.78	10.00	50	5.83	10.00	90	6.15	10.00
11	5.98	10.00	51	5.83	10.00	91	5.95	10.00
12	5.79	10.00	52	6.46	10.01	92	6.16	10.00
13	5.99	10.00	53	5.84	10.01	93	5.96	10.00
14	5.80	10.00	54	6.04	10.00	94	5.96	10.00
15	5.80	10.00	55	5.84	10.00	95	6.17	10.00
16	6.42	10.00	56	6.01	10.00	96	5.97	10.00
17	5.80	10.00	57	5.82	10.00	97	6.17	10.00
18	5.99	10.01	58	5.83	10.00	98	5.98	10.00
19	5.77	10.01	59	6.03	10.00			
20	5.93	10.02	60	5.83	10.00			
21	5.75	10.02	61	6.03	10.00			
22	5.79	10.02	62	5.84	10.00			
23	6.08	10.02	63	5.84	10.00			
24	5.89	10.02	64	6.47	10.00			
25	6.09	10.03	65	5.85	10.00			
26	5.89	10.03	66	6.05	10.00			
27	5.90	10.03	67	5.86	10.00			
28	6.53	10.03	68	6.06	10.00			
29	5.90	10.03	69	5.87	10.00			
30	6.10	10.04	70	5.87	10.00			
31	5.91	10.04	71	6.07	10.00			
32	6.11	10.05	72	5.88	10.00			
33	5.91	10.04	73	6.08	10.00			
34	5.92	10.04	74	5.89	10.00			
35	6.12	10.05	75	5.89	10.00			
36	5.92	10.05	76	6.53	10.00			
37	6.12	10.06	77	5.90	10.00			
38	5.93	10.06	78	6.10	10.00			
39	5.93	10.06	79	5.91	10.00			
40	6.34	10.06	80	6.11	10.00			

Class M Available Funds Cap
(100% PPC; Actual/360)

Month	Spot Index Values	Index Values At 20%	Month	Spot Index Values	Index Values At 20%	Month	Spot Index Values	Index Values At 20%
1	4.97%	10.00%	41	5.93 %	10.06 %	81	5.91 %	10.00 %
2	5.77	10.00	42	6.13	10.05	82	5.92	10.00
3	5.77	10.00	43	5.94	10.04	83	6.12	10.00
4	6.39	10.00	44	6.09	10.03	84	5.93	10.00
5	5.78	10.00	45	5.87	10.03	85	6.13	10.00
6	5.97	10.00	46	5.87	10.03	86	5.93	10.00
7	5.78	10.00	47	6.07	10.02	87	5.94	10.00
8	5.97	10.00	48	5.88	10.00	88	6.35	10.00
9	5.78	10.00	49	6.02	10.00	89	5.95	10.00
10	5.78	10.00	50	5.83	10.00	90	6.15	10.00
11	5.98	10.00	51	5.83	10.00	91	5.95	10.00
12	5.79	10.00	52	6.46	10.01	92	6.16	10.00
13	5.99	10.00	53	5.84	10.01	93	5.96	10.00
14	5.80	10.00	54	6.04	10.00	94	5.96	10.00
15	5.80	10.00	55	5.84	10.00	95	6.17	10.00
16	6.42	10.00	56	6.01	10.00	96	5.97	10.00
17	5.80	10.00	57	5.82	10.00	97	6.17	10.00
18	5.99	10.01	58	5.83	10.00	98	5.98	10.00
19	5.77	10.01	59	6.03	10.00			
20	5.93	10.02	60	5.83	10.00			
21	5.75	10.01	61	6.03	10.00			
22	5.79	10.01	62	5.84	10.00			
23	6.08	10.02	63	5.84	10.00			
24	5.89	10.03	64	6.47	10.00			
25	6.09	10.03	65	5.85	10.00			
26	5.89	10.03	66	6.05	10.00			
27	5.90	10.03	67	5.86	10.00			
28	6.53	10.04	68	6.06	10.00			
29	5.90	10.04	69	5.87	10.00			
30	6.10	10.05	70	5.87	10.00			
31	5.91	10.04	71	6.07	10.00			
32	6.11	10.05	72	5.88	10.00			
33	5.91	10.04	73	6.08	10.00			
34	5.92	10.04	74	5.89	10.00			
35	6.12	10.04	75	5.89	10.00			
36	5.92	10.05	76	6.53	10.00			
37	6.12	10.06	77	5.90	10.00			
38	5.93	10.06	78	6.10	10.00			
39	5.93	10.06	79	5.91	10.00			
40	6.34	10.06	80	6.11	10.00			

Excess Spread Before Losses

(100% PPC; Actual/360)

Month	Spot Index Values	Forward Index Values	Month	Spot Index Values	Forward Index Values	Month	Spot Index Values	Forward Index Values
1	3.01%	3.01%	**41**	3.39%	1.97%	**81**	3.41%	1.62%
2	3.41	3.25	**42**	3.48	2.11	**82**	3.42	1.62
3	3.41	3.09	**43**	3.39	1.92	**83**	3.51	1.81
4	3.66	3.30	**44**	3.43	2.13	**84**	3.43	1.62
5	3.41	2.96	**45**	3.32	1.97	**85**	3.53	1.81
6	3.49	3.01	**46**	3.32	1.95	**86**	3.45	1.62
7	3.40	2.84	**47**	3.41	2.11	**87**	3.45	1.61
8	3.48	2.86	**48**	3.32	1.93	**88**	3.64	1.98
9	3.40	2.68	**49**	3.35	2.11	**89**	3.47	1.60
10	3.39	2.62	**50**	3.26	1.92	**90**	3.56	1.78
11	3.47	2.68	**51**	3.26	1.90	**91**	3.49	1.58
12	3.39	2.51	**52**	3.53	2.39	**92**	3.58	1.77
13	3.47	2.57	**53**	3.27	1.89	**93**	3.50	1.56
14	3.38	2.39	**54**	3.36	2.04	**94**	3.51	1.55
15	3.37	2.33	**55**	3.27	1.85	**95**	3.61	1.74
16	3.62	2.64	**56**	3.33	2.05	**96**	3.53	1.54
17	3.36	2.21	**57**	3.25	1.85	**97**	3.62	1.72
18	3.43	2.30	**58**	3.25	1.84	**98**	3.55	1.52
19	3.31	2.15	**59**	3.34	2.01			
20	3.36	2.24	**60**	3.26	1.81			
21	3.27	2.06	**61**	3.35	1.98			
22	3.30	2.16	**62**	3.27	1.79			
23	3.49	2.57	**63**	3.28	1.77			
24	3.40	2.40	**64**	3.55	2.30			
25	3.48	2.50	**65**	3.29	1.75			
26	3.40	2.33	**66**	3.39	1.92			
27	3.39	2.29	**67**	3.31	1.72			
28	3.65	2.70	**68**	3.40	1.90			
29	3.39	2.27	**69**	3.32	1.70			
30	3.47	2.38	**70**	3.33	1.68			
31	3.38	2.21	**71**	3.42	1.87			
32	3.47	2.32	**72**	3.34	1.67			
33	3.38	2.13	**73**	3.44	1.85			
34	3.38	2.11	**74**	3.36	1.66			
35	3.46	2.26	**75**	3.36	1.64			
36	3.37	2.07	**76**	3.63	2.20			
37	3.46	2.19	**77**	3.38	1.64			
38	3.39	2.02	**78**	3.47	1.82			
39	3.39	1.98	**79**	3.39	1.63			
40	3.57	2.28	**80**	3.49	1.82			

Prepayment Sensitivity

Class A-1 (to call / to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	12.69	1.74	1.25	1.00	0.85	0.74
Modified Duration (years)	10.76	1.68	1.22	0.98	0.83	0.73
First Principal Payment	12/25/04	12/25/04	12/25/04	12/25/04	12/25/04	12/25/04
Last Principal Payment	12/25/22	3/25/08	3/25/07	8/25/06	4/25/06	2/25/06
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	217	40	28	21	17	15
Illustrative Yield @ Par (30/360)	2.29%	2.29%	2.29%	2.29%	2.29%	2.29%

Class A-2 (to call / to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	22.12	5.92	4.00	3.00	2.34	1.91
Modified Duration (years)	16.83	5.41	3.75	2.85	2.25	1.84
First Principal Payment	12/25/22	3/25/08	3/25/07	8/25/06	4/25/06	2/25/06
Last Principal Payment	11/25/30	8/25/14	6/25/11	9/25/09	9/25/08	8/25/07
Principal Lockout (months)	216	39	27	20	16	14
Principal Window (months)	96	78	52	38	30	19
Illustrative Yield @ Par (30/360)	2.48%	2.48%	2.48%	2.48%	2.47%	2.47%

Class A-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	27.65	13.27	9.41	7.02	5.52	4.41
Modified Duration (years)	19.40	11.04	8.21	6.31	5.06	4.11
First Principal Payment	11/25/30	8/25/14	6/25/11	9/25/09	9/25/08	8/25/07
Last Principal Payment	3/25/33	10/25/19	10/25/15	1/25/13	4/25/11	2/25/10
Principal Lockout (months)	311	116	78	57	45	32
Principal Window (months)	29	63	53	41	32	31
Illustrative Yield @ Par (30/360)	2.65%	2.65%	2.65%	2.65%	2.65%	2.65%

Class A-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	27.95	15.07	10.89	8.28	6.56	5.27
Modified Duration (years)	19.54	12.15	9.23	7.26	5.89	4.81
First Principal Payment	11/25/30	8/25/14	6/25/11	9/25/09	9/25/08	8/25/07
Last Principal Payment	9/25/34	12/25/31	9/25/27	5/25/23	12/25/19	10/25/17
Principal Lockout (months)	311	116	78	57	45	32
Principal Window (months)	47	209	196	165	136	123
Illustrative Yield @ Par (30/360)	2.66%	2.70%	2.71%	2.72%	2.73%	2.73%

Prepayment Sensitivity

Class M-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.77	10.28	7.16	5.39	4.48	4.06
Modified Duration (years)	18.27	8.74	6.35	4.91	4.15	3.79
First Principal Payment	4/25/26	12/25/09	4/25/08	1/25/08	3/25/08	5/25/08
Last Principal Payment	3/25/33	10/25/19	10/25/15	1/25/13	4/25/11	2/25/10
Principal Lockout (months)	256	60	40	37	39	41
Principal Window (months)	84	119	91	61	38	22
Illustrative Yield @ Par (30/360)	2.73%	2.73%	2.73%	2.73%	2.73%	2.73%

Class M-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.91	11.07	7.78	5.93	4.91	4.41
Modified Duration (years)	18.34	9.23	6.79	5.32	4.50	4.08
First Principal Payment	4/25/26	12/25/09	4/25/08	1/25/08	3/25/08	5/25/08
Last Principal Payment	5/25/34	3/25/27	9/25/21	4/25/18	7/25/15	8/25/13
Principal Lockout (months)	256	60	40	37	39	41
Principal Window (months)	98	208	162	124	89	64
Illustrative Yield @ Par (30/360)	2.74%	2.75%	2.75%	2.76%	2.76%	2.76%

Class M-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.77	10.28	7.16	5.39	4.45	3.98
Modified Duration (years)	18.18	8.72	6.34	4.90	4.12	3.72
First Principal Payment	4/25/26	12/25/09	4/25/08	12/25/07	2/25/08	3/25/08
Last Principal Payment	3/25/33	10/25/19	10/25/15	1/25/13	4/25/11	2/25/10
Principal Lockout (months)	256	60	40	36	38	39
Principal Window (months)	84	119	91	62	39	24
Illustrative Yield @ Par (30/360)	2.78%	2.77%	2.77%	2.77%	2.77%	2.77%

Class M-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.90	11.01	7.72	5.87	4.84	4.30
Modified Duration (years)	18.25	9.18	6.74	5.27	4.43	3.98
First Principal Payment	4/25/26	12/25/09	4/25/08	12/25/07	2/25/08	3/25/08
Last Principal Payment	4/25/34	4/25/26	10/25/20	6/25/17	12/25/14	2/25/13
Principal Lockout (months)	256	60	40	36	38	39
Principal Window (months)	97	197	151	115	83	60
Illustrative Yield @ Par (30/360)	2.78%	2.79%	2.79%	2.80%	2.80%	2.80%

Prepayment Sensitivity

Class M-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.77	10.28	7.16	5.38	4.43	3.92
Modified Duration (years)	17.18	8.48	6.21	4.82	4.04	3.62
First Principal Payment	4/25/26	12/25/09	4/25/08	12/25/07	1/25/08	2/25/08
Last Principal Payment	3/25/33	10/25/19	10/25/15	1/25/13	4/25/11	2/25/10
Principal Lockout (months)	256	60	40	36	37	38
Principal Window (months)	84	119	91	62	40	25
Illustrative Yield @ Par (30/360)	3.27%	3.27%	3.27%	3.27%	3.27%	3.27%

Class M-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.89	10.90	7.65	5.78	4.75	4.18
Modified Duration (years)	17.23	8.85	6.54	5.11	4.30	3.83
First Principal Payment	4/25/26	12/25/09	4/25/08	12/25/07	1/25/08	2/25/08
Last Principal Payment	3/25/34	2/25/25	9/25/19	8/25/16	3/25/14	6/25/12
Principal Lockout (months)	256	60	40	36	37	38
Principal Window (months)	96	183	138	105	75	53
Illustrative Yield @ Par (30/360)	3.27%	3.29%	3.30%	3.30%	3.30%	3.30%

Class M-4 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.77	10.28	7.16	5.38	4.42	3.89
Modified Duration (years)	16.78	8.38	6.16	4.78	4.01	3.58
First Principal Payment	4/25/26	12/25/09	4/25/08	12/25/07	1/25/08	1/25/08
Last Principal Payment	3/25/33	10/25/19	10/25/15	1/25/13	4/25/11	2/25/10
Principal Lockout (months)	256	60	40	36	37	37
Principal Window (months)	84	119	91	62	40	26
Illustrative Yield @ Par (30/360)	3.47%	3.47%	3.47%	3.47%	3.47%	3.47%

Class M-4 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.87	10.75	7.53	5.68	4.65	4.08
Modified Duration (years)	16.82	8.65	6.40	5.00	4.19	3.73
First Principal Payment	4/25/26	12/25/09	4/25/08	12/25/07	1/25/08	1/25/08
Last Principal Payment	12/25/33	4/25/23	8/25/18	4/25/15	2/25/13	8/25/11
Principal Lockout (months)	256	60	40	36	37	37
Principal Window (months)	93	161	125	89	62	44
Illustrative Yield @ Par (30/360)	3.48%	3.49%	3.50%	3.50%	3.50%	3.50%

Prepayment Sensitivity

Class M-5 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.77	10.28	7.16	**5.38**	4.41	3.86
Modified Duration (years)	16.40	8.29	6.10	**4.75**	3.98	3.53
First Principal Payment	4/25/26	12/25/09	4/25/08	**12/25/07**	12/25/07	1/25/08
Last Principal Payment	3/25/33	10/25/19	10/25/15	**1/25/13**	4/25/11	2/25/10
Principal Lockout (months)	256	60	40	**36**	36	37
Principal Window (months)	84	119	91	**62**	41	26
Illustrative Yield @ Par (30/360)	3.68%	3.68%	3.68%	**3.68%**	3.68%	3.68%

Class M-5 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.83	10.57	7.38	**5.56**	4.55	3.97
Modified Duration (years)	16.42	8.45	6.25	**4.88**	4.09	3.62
First Principal Payment	4/25/26	12/25/09	4/25/08	**12/25/07**	12/25/07	1/25/08
Last Principal Payment	9/25/33	3/25/22	8/25/17	**7/25/14**	6/25/12	1/25/11
Principal Lockout (months)	256	60	40	**36**	36	37
Principal Window (months)	90	148	113	**80**	55	37
Illustrative Yield @ Par (30/360)	3.68%	3.69%	3.70%	**3.70%**	3.70%	3.70%

Class M-6 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.76	10.27	7.13	**5.35**	4.37	3.84
Modified Duration (years)	15.58	8.07	5.97	**4.66**	3.90	3.47
First Principal Payment	4/25/26	12/25/09	4/25/08	**12/25/07**	12/25/07	1/25/08
Last Principal Payment	3/25/33	10/25/19	10/25/15	**1/25/13**	4/25/11	2/25/10
Principal Lockout (months)	256	60	40	**36**	36	37
Principal Window (months)	84	119	91	**62**	41	26
Illustrative Yield @ Par (30/360)	4.14%	4.14%	4.14%	**4.14%**	4.14%	4.14%

Class M-6 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.77	10.32	7.16	**5.38**	4.39	3.85
Modified Duration (years)	15.58	8.10	5.99	**4.68**	3.91	3.48
First Principal Payment	4/25/26	12/25/09	4/25/08	**12/25/07**	12/25/07	1/25/08
Last Principal Payment	6/25/33	9/25/20	6/25/16	**7/25/13**	9/25/11	6/25/10
Principal Lockout (months)	256	60	40	**36**	36	37
Principal Window (months)	87	130	99	**68**	46	30
Illustrative Yield @ Par (30/360)	4.14%	4.15%	4.15%	**4.15%**	4.15%	4.14%

Prepayment Sensitivity

Class M-7 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.62	9.91	6.78	**5.09**	4.16	3.63
Modified Duration (years)	15.11	7.77	5.69	**4.43**	3.71	3.28
First Principal Payment	4/25/26	12/25/09	4/25/08	**12/25/07**	12/25/07	12/25/07
Last Principal Payment	12/25/32	6/25/19	2/25/15	**6/25/12**	11/25/10	9/25/09
Principal Lockout (months)	256	60	40	**36**	36	36
Principal Window (months)	81	115	83	**55**	36	22
Illustrative Yield @ Par (30/360)	4.40%	4.40%	4.40%	**4.40%**	4.40%	4.40%

Class M-7 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.62	9.91	6.78	**5.09**	4.16	3.63
Modified Duration (years)	15.11	7.77	5.69	**4.43**	3.71	3.28
First Principal Payment	4/25/26	12/25/09	4/25/08	**12/25/07**	12/25/07	12/25/07
Last Principal Payment	12/25/32	6/25/19	2/25/15	**6/25/12**	11/25/10	9/25/09
Principal Lockout (months)	256	60	40	**36**	36	36
Principal Window (months)	81	115	83	**55**	36	22
Illustrative Yield @ Par (30/360)	4.40%	4.40%	4.40%	**4.40%**	4.40%	4.40%

Class M-8 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.09	8.81	5.96	**4.47**	3.68	3.26
Modified Duration (years)	13.79	6.87	4.98	**3.89**	3.27	2.94
First Principal Payment	4/25/26	12/25/09	4/25/08	**12/25/07**	12/25/07	12/25/07
Last Principal Payment	2/25/32	1/25/17	4/25/13	**2/25/11**	10/25/09	11/25/08
Principal Lockout (months)	256	60	40	**36**	36	36
Principal Window (months)	71	86	61	**39**	23	12
Illustrative Yield @ Par (30/360)	5.18%	5.18%	5.18%	**5.18%**	5.17%	5.17%

Class M-8 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.09	8.81	5.96	**4.47**	3.68	3.26
Modified Duration (years)	13.79	6.87	4.98	**3.89**	3.27	2.94
First Principal Payment	4/25/26	12/25/09	4/25/08	**12/25/07**	12/25/07	12/25/07
Last Principal Payment	2/25/32	1/25/17	4/25/13	**2/25/11**	10/25/09	11/25/08
Principal Lockout (months)	256	60	40	**36**	36	36
Principal Window (months)	71	86	61	**39**	23	12
Illustrative Yield @ Par (30/360)	5.18%	5.18%	5.18%	**5.18%**	5.17%	5.17%

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

Part II

New Issue Computational Materials

$754,866,000 (Approximate)

Homestar Mortgage Acceptance Corp.,
Asset-Backed Pass-Through Certificates, Series 2004-6

Home Star Mortgage Services, LLC
Seller and Servicer

Wells Fargo Bank, N.A.
Master Servicer

Homestar Mortgage Acceptance Corp.
Depositor

November 4, 2004

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns. and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Statistical Calculation Date

		Summary	Ranges (if applicable)
Total Number of Loans		3,789	
Total Outstanding Loan Balance		$760,954,048	$11,974 to $1,458,415
Average Loan Principal Balance		$ 200,832	
WA Coupon		6.354%	3.750% to 12.500%
WA Remaining Term (mo.)		355	172 to 360
WA Original LTV*		80.74%	14.94% to 100.00%
WA FICO**		687	580 to 817
WA Seasoning (mo.)		2	0 to 7
1st Liens		95.40%	
Loan Type			
ARM		70.09%	
Fixed		29.91%	
Geographic Distribution (> 5%)			
	CA	41.00%	
	GA	11.86%	
	NJ	7.44%	
	FL	6.77%	
ARM Characteristics		**Weighted Average**	
Gross Margin		3.593%	1.875% to 8.500%
Initial Periodic Cap		3.074%	1.000% to 9.000%
Subsequent Periodic Cap		1.000%	1.000%
Lifetime Maximum Rate		11.841%	7.375% to 17.500%
Lifetime Minimum Rate		3.593%	1.875% to 8.500%

* With respect to loans secured by second liens, the Combined Loan-to-Value ratio was used.
** Zero Values Excluded

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

AGGREGATE MORTGAGE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Original Principal Balance as of the Statistical Calculation Date	Percent of Original Principal Balance as of the Statistical Calculation Date
0.01 - 25,000.00	162	$4,028,035	0.53%
25,000.01 - 50,000.00	333	11,967,809	1.57
50,000.01 - 75,000.00	253	15,845,606	2.08
75,000.01 - 100,000.00	272	23,948,166	3.14
100,000.01 - 125,000.00	355	40,049,403	5.26
125,000.01 - 150,000.00	352	48,287,032	6.34
150,000.01 - 175,000.00	288	46,790,593	6.14
175,000.01 - 200,000.00	268	50,038,094	6.57
200,000.01 - 225,000.00	219	46,967,619	6.16
225,000.01 - 250,000.00	196	46,689,318	6.13
250,000.01 - 275,000.00	146	38,182,884	5.01
275,000.01 - 300,000.00	174	50,164,838	6.58
300,000.01 - 333,700.00	183	58,246,221	7.64
333,700.01 - 350,000.00	60	20,482,020	2.69
350,000.01 - 500,000.00	360	150,207,563	19.72
500,000.01 - 1,000,000.00	165	105,982,734	13.91
> 1,000,000.01	3	4,012,500	0.53
Total:	**3,789**	**$761,890,435**	**100.00%**

Principal Balances of Mortgage Loans as of Statistical Calculation Date

Range ($)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
0.01 - 25,000.00	163	$4,046,485	0.53%
25,000.01 - 50,000.00	332	11,921,218	1.57
50,000.01 - 75,000.00	253	15,820,460	2.08
75,000.01 - 100,000.00	273	24,014,404	3.16
100,000.01 - 125,000.00	358	40,399,010	5.31
125,000.01 - 150,000.00	350	48,018,125	6.31
150,000.01 - 175,000.00	287	46,604,246	6.12
175,000.01 - 200,000.00	267	49,795,092	6.54
200,000.01 - 225,000.00	220	47,122,043	6.19
225,000.01 - 250,000.00	195	46,397,501	6.10
250,000.01 - 275,000.00	149	38,957,526	5.12
275,000.01 - 300,000.00	172	49,577,505	6.52
300,000.01 - 333,700.00	184	58,560,233	7.70
333,700.01 - 350,000.00	60	20,483,857	2.69
350,000.01 - 500,000.00	358	149,360,020	19.63
500,000.01 - 1,000,000.00	165	105,867,909	13.91
> 1,000,000.01	3	4,008,415	0.53
Total:	**3,789**	**$760,954,048**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

AGGREGATE MORTGAGE LOANS

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
3.500 - 3.999	8	$2,050,280	0.27%
4.000 - 4.499	27	7,602,270	1.00
4.500 - 4.999	195	52,631,416	6.92
5.000 - 5.499	273	74,574,561	9.80
5.500 - 5.999	631	169,036,924	22.21
6.000 - 6.499	655	155,073,473	20.38
6.500 - 6.999	665	145,387,650	19.11
7.000 - 7.499	332	61,288,596	8.05
7.500 - 7.999	251	46,176,459	6.07
8.000 - 8.499	97	12,478,833	1.64
8.500 - 8.999	108	7,844,087	1.03
9.000 - 9.499	89	4,589,559	0.60
9.500 - 9.999	141	6,503,950	0.85
10.000 - 10.499	101	4,602,095	0.60
10.500 - 10.999	77	4,767,493	0.63
11.000 - 11.499	25	1,072,723	0.14
11.500 - 11.999	33	1,719,093	0.23
12.000 - 12.499	48	2,123,637	0.28
12.500 - 12.999	33	1,430,950	0.19
Total:	**3,789**	**$760,954,048**	**100.00%**

Original Term of Mortgage Loans

Original Term (mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
121 - 180	73	$12,224,813	1.61%
181 - 240	7	1,624,495	0.21
241 - 300	1	166,275	0.02
> 301	3,708	746,938,466	98.16
Total:	**3,789**	**$760,954,048**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

AGGREGATE MORTGAGE LOANS

Remaining Term of Mortgage Loans

Remaining Term (mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
121 - 180	73	$12,224,813	1.61%
181 - 240	7	1,624,495	0.21
241 - 300	1	166,275	0.02
> 301	3,708	746,938,466	98.16
Total:	**3,789**	**$760,954,048**	**100.00%**

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
0 - 6	3,788	$760,860,903	99.99%
> 7	1	93,145	0.01
Total:	**3,789**	**$760,954,048**	**100.00%**

Original Loan-to-Value Ratios of Mortgage Loans*

Original LTV (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
0.01 - 25.00	6	$477,830	0.06%
25.01 - 30.00	8	1,126,578	0.15
30.01 - 35.00	7	910,118	0.12
35.01 - 40.00	9	1,161,357	0.15
40.01 - 45.00	16	3,402,483	0.45
45.01 - 50.00	17	4,353,293	0.57
50.01 - 55.00	33	9,001,062	1.18
55.01 - 60.00	68	20,812,817	2.74
60.01 - 65.00	67	19,551,359	2.57
65.01 - 70.00	140	32,789,752	4.31
70.01 - 75.00	194	43,518,083	5.72
75.01 - 80.00	1,676	413,042,974	54.28
80.01 - 85.00	95	20,783,996	2.73
85.01 - 90.00	429	71,522,851	9.40
90.01 - 95.00	525	62,973,471	8.28
95.01 - 100.00	499	55,526,026	7.30
Total:	**3,789**	**$760,954,048**	**100.00%**

* With respect to the loans secured by second liens, this table was calculated using the Combined Loan-to-Value ratio.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

AGGREGATE MORTGAGE LOANS

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Owner Occupied	2,933	$638,082,887	83.85%
Investor	730	101,360,049	13.32
Second Home	126	21,511,112	2.83
Total:	**3,789**	**$760,954,048**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Single-Family	2,263	$466,405,556	61.29%
PUD/Low Rise Condo	1,021	185,166,908	24.33
Two Unit	213	48,237,035	6.34
High Rise Condo	180	32,942,136	4.33
Three/Four Unit	112	28,202,413	3.71
Total:	**3,789**	**$760,954,048**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Purchase	2,559	$466,662,424	61.33%
Cashout Refinance	1,043	250,896,800	32.97
Rate/Term Refinance	187	43,394,824	5.70
Total:	**3,789**	**$760,954,048**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

AGGREGATE MORTGAGE LOANS

Document Type of Mortgage Loans

Document Type	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Limited Documentation	1,639	$340,310,344	44.72%
No Documentation	1,367	286,243,608	37.62
Full Documentation	783	134,400,097	17.66
Total:	**3,789**	**$760,954,048**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
2/6 Hybrid Arms	699	$153,413,676	20.16%
3/6 Hybrid Arms	43	8,503,702	1.12
5/6 Hybrid Arms	56	11,090,161	1.46
Six Month LIBOR Arms	14	2,660,711	0.35
7/6 Hybrid Arms	1	224,471	0.03
2/6 Hybrid Arms IO	634	172,215,523	22.63
3/6 Hybrid Arms IO	311	74,508,145	9.79
5/6 Hybrid Arms IO	267	65,824,506	8.65
Six Month LIBOR Arms IO	168	41,226,097	5.42
7/6 Hybrid Arms IO	7	2,383,200	0.31
10/6 Hybrid Arms IO	3	1,275,200	0.17
Fixed Balloon	696	33,743,540	4.43
Fixed	631	135,359,435	17.79
Fixed IO	259	58,525,681	7.69
Total:	**3,789**	**$760,954,048**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

AGGREGATE MORTGAGE LOANS

Geographical Distribution of Mortgages Loans

State	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
California	1,151	$312,011,390	41.00%
Georgia	677	90,280,535	11.86
New Jersey	255	56,652,417	7.44
Florida	306	51,485,580	6.77
New York	127	37,202,056	4.89
Illinois	87	21,229,844	2.79
Massachusetts	72	18,888,984	2.48
Arizona	119	16,444,892	2.16
Nevada	81	15,710,730	2.06
Connecticut	63	14,164,507	1.86
Texas	107	13,291,778	1.75
Colorado	78	13,034,694	1.71
Washington	73	12,574,698	1.65
Pennsylvania	66	10,000,873	1.31
Other	527	77,981,071	10.25
Total:	**3,789**	**$760,954,048**	**100.00%**

Original Prepayment Penalty Term for Mortgage Loans

Original Prepayment Penalty Term (Mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
No Penalty	1,611	$262,509,284	34.50%
12	280	77,875,552	10.23
24	847	201,589,756	26.49
36	885	179,479,359	23.59
60	166	39,500,097	5.19
Total:	**3,789**	**$760,954,048**	**100.00%**

AGGREGATE MORTGAGE LOANS

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
576 - 600	56	$11,746,502	1.54%
601 - 625	218	52,217,495	6.86
626 - 650	538	115,345,705	15.16
651 - 675	821	157,460,563	20.69
676 - 700	773	151,477,978	19.91
701 - 725	502	96,001,420	12.62
726 - 750	412	85,572,535	11.25
751 - 775	317	61,209,575	8.04
776 - 800	135	27,033,026	3.55
801 - 825	17	2,889,250	0.38
Total:	**3,789**	**$760,954,048**	**100.00%**

Margins of Mortgage Loans

Margins (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
N/A	1,586	$227,628,656	29.91%
1.000 - 1.999	1	360,000	0.05
2.000 - 2.499	580	138,718,591	18.23
2.500 - 2.999	556	142,110,527	18.68
3.000 - 3.499	354	89,061,302	11.70
3.500 - 3.999	38	7,603,666	1.00
4.000 - 4.499	17	4,185,479	0.55
4.500 - 4.999	17	4,095,198	0.54
5.000 - 5.499	278	51,236,331	6.73
5.500 - 5.999	64	18,379,119	2.42
6.000 - 6.499	203	56,524,407	7.43
6.500 - 6.999	56	12,716,402	1.67
7.000 - 7.499	29	6,278,443	0.83
7.500 - 7.999	9	1,943,426	0.26
8.500 - 8.999	1	112,500	0.01
Total:	**3,789**	**$760,954,048**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

AGGREGATE MORTGAGE LOANS

Next Rate Change Dates of Mortgage Loans

Next Rate Change Dates	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
N/A	1,586	$227,628,656	29.91%
December 2004	1	261,600	0.03
January 2005	12	3,683,474	0.48
February 2005	11	3,911,624	0.51
March 2005	77	19,206,018	2.52
April 2005	75	15,557,022	2.04
May 2005	6	1,267,070	0.17
June 2006	6	1,771,831	0.23
July 2006	68	15,653,156	2.06
August 2006	261	58,919,416	7.74
September 2006	504	123,110,103	16.18
October 2006	408	104,786,055	13.77
November 2006	86	21,388,639	2.81
May 2007	1	496,784	0.07
June 2007	2	1,121,000	0.15
July 2007	20	5,153,648	0.68
August 2007	22	5,565,010	0.73
September 2007	150	37,154,230	4.88
October 2007	133	27,432,973	3.61
November 2007	26	6,088,202	0.80
June 2009	2	536,000	0.07
July 2009	22	5,337,089	0.70
August 2009	41	11,410,400	1.50
September 2009	121	30,288,651	3.98
October 2009	114	24,035,234	3.16
November 2009	23	5,307,294	0.70
September 2011	4	1,284,000	0.17
October 2011	4	1,323,671	0.17
September 2014	1	714,000	0.09
October 2014	2	561,200	0.07
Total:	**3,789**	**$760,954,048**	**100.00%**

AGGREGATE MORTGAGE LOANS

Maximum Mortgage Rates of Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
N/A	1,586	$227,628,656	29.91%
4.500 - 8.499	1	586,400	0.08
8.500 - 8.999	2	522,000	0.07
9.000 - 9.499	2	919,920	0.12
9.500 - 9.999	57	14,823,875	1.95
10.000 - 10.499	116	28,977,296	3.81
10.500 - 10.999	363	96,624,784	12.70
11.000 - 11.499	288	73,871,746	9.71
11.500 - 11.999	376	101,448,219	13.33
12.000 - 12.499	298	66,528,676	8.74
12.500 - 12.999	258	61,076,150	8.03
13.000 - 13.499	152	33,071,137	4.35
13.500 - 13.999	153	32,020,380	4.21
14.000 - 14.499	68	12,307,175	1.62
14.500 - 15.499	58	8,540,886	1.12
15.500 - 15.999	7	643,548	0.08
16.500 - 16.999	2	764,800	0.10
> 17.000	2	598,400	0.08
Total:	**3,789**	**$760,954,048**	**100.00%**

Minimum Mortgage Rates of Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
N/A	1,586	$227,628,656	29.91%
0.001 - 1.999	1	360,000	0.05
2.000 - 2.499	580	138,718,591	18.23
2.500 - 2.999	556	142,110,527	18.68
3.000 - 3.499	354	89,061,302	11.70
3.500 - 3.999	38	7,603,666	1.00
4.000 - 4.499	17	4,185,479	0.55
4.500 - 4.999	17	4,095,198	0.54
5.000 - 5.499	278	51,236,331	6.73
5.500 - 5.999	64	18,379,119	2.42
6.000 - 6.499	203	56,524,407	7.43
6.500 - 6.999	56	12,716,402	1.67
7.000 - 7.499	29	6,278,443	0.83
7.500 - 7.999	9	1,943,426	0.26
8.500 - 8.999	1	112,500	0.01
Total:	**3,789**	**$760,954,048**	**100.00%**

AGGREGATE MORTGAGE LOANS

Initial Periodic Rate Caps of Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
N/A	1,586	$227,628,656	29.91%
1.000	179	42,643,963	5.61
2.000	244	43,776,006	5.75
3.000	1,449	366,584,438	48.17
4.000	3	708,210	0.09
5.000	313	73,914,305	9.71
6.000	13	4,744,071	0.62
8.750	1	368,000	0.05
9.000	1	586,400	0.08
Total:	**3,789**	**$760,954,048**	**100.00%**

Subsequent Periodic Rate Caps of Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
N/A	1,586	$227,628,656	29.91%
1.000	2,203	533,325,392	70.09
Total:	**3,789**	**$760,954,048**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Six Month LIBOR	2,203	$533,325,392	70.09%
N/A	1,586	227,628,656	29.91
Total:	**3,789**	**$760,954,048**	**100.00%**

HE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Fixed Rate Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Statistical Calculation Date

		Summary	Ranges (if applicable)
Total Number of Loans		1,586	
Total Outstanding Loan Balance		$ 227,628,656	$11,974 to $1,458,415
Average Loan Principal Balance		$ 143,524	
WA Coupon		7.108%	4.750% to 12.500%
WA Remaining Term (mo.)		347	172 to 360
WA Original LTV*		79.34%	14.94% to 100.00%
WA FICO**		690	582 to 809
WA Seasoning (mo.)		2	0 to 7
1st Liens		84.64%	
Geographic Distribution (> 5%)			
	CA	35.92%	
	GA	14.90%	
	NY	8.97%	
	NJ	7.86%	
	FL	6.75%	

* With respect to loans secured by second liens, the Combined Loan-to-Value ratio was used.
** Zero values excluded

HE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

FIXED RATE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Original Principal Balance as of the Statistical Calculation Date	Percent of Original Principal Balance as of the Statistical Calculation Date
0.01 - 25,000.00	162	$4,028,035	1.77%
25,000.01 - 50,000.00	324	11,566,759	5.07
50,000.01 - 75,000.00	188	11,642,103	5.10
75,000.01 - 100,000.00	148	12,953,550	5.68
100,000.01 - 125,000.00	125	14,041,213	6.16
125,000.01 - 150,000.00	105	14,402,897	6.31
150,000.01 - 175,000.00	84	13,623,405	5.97
175,000.01 - 200,000.00	73	13,607,409	5.97
200,000.01 - 225,000.00	54	11,597,231	5.08
225,000.01 - 250,000.00	55	13,006,281	5.70
250,000.01 - 275,000.00	33	8,626,288	3.78
275,000.01 - 300,000.00	41	11,783,974	5.17
300,000.01 - 333,700.00	39	12,361,215	5.42
333,700.01 - 350,000.00	18	6,157,947	2.70
350,000.01 - 500,000.00	90	37,602,227	16.49
500,000.01 -1,000,000.00	46	29,616,472	12.99
> 1,000,000.00	1	1,462,500	0.64
Total:	**1,586**	**$228,079,506**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
0.01 - 25,000.00	163	$4,046,485	1.78%
25,000.01 - 50,000.00	323	11,521,095	5.06
50,000.01 - 75,000.00	188	11,622,295	5.11
75,000.01 - 100,000.00	149	13,029,211	5.72
100,000.01 - 125,000.00	126	14,163,617	6.22
125,000.01 - 150,000.00	105	14,424,334	6.34
150,000.01 - 175,000.00	83	13,471,886	5.92
175,000.01 - 200,000.00	72	13,404,794	5.89
200,000.01 - 225,000.00	54	11,572,685	5.08
225,000.01 - 250,000.00	55	12,983,417	5.70
250,000.01 - 275,000.00	35	9,156,082	4.02
275,000.01 - 300,000.00	40	11,510,028	5.06
300,000.01 - 333,700.00	39	12,377,098	5.44
333,700.01 - 350,000.00	19	6,508,936	2.86
350,000.01 - 500,000.00	88	36,833,272	16.18
500,000.01 -1,000,000.00	46	29,545,006	12.98
> 1,000,000.00	1	1,458,415	0.64
Total:	**1,586**	**$227,628,656**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

FIXED RATE LOANS

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
4.500 - 4.999	2	$879,714	0.39%
5.000 - 5.499	8	2,334,104	1.03
5.500 - 5.999	68	19,517,029	8.57
6.000 - 6.499	270	68,009,480	29.88
6.500 - 6.999	273	55,241,731	24.27
7.000 - 7.499	149	23,494,011	10.32
7.500 - 7.999	115	18,909,296	8.31
8.000 - 8.499	60	5,870,240	2.58
8.500 - 8.999	97	6,792,474	2.98
9.000 - 9.499	86	4,360,637	1.92
9.500 - 9.999	141	6,503,950	2.86
10.000 - 10.499	101	4,602,095	2.02
10.500 - 10.999	77	4,767,493	2.09
11.000 - 11.499	25	1,072,723	0.47
11.500 - 11.999	33	1,719,093	0.76
12.000 - 12.499	48	2,123,637	0.93
12.500 - 12.999	33	1,430,950	0.63
Total:	**1,586**	**$227,628,656**	**100.00%**

Original Term of Mortgage Loans

Original Term (mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
0 - 180	73	$12,224,813	5.37%
181 - 240	7	1,624,495	0.71
241 - 300	1	166,275	0.07
> 301	1,505	213,613,073	93.84
Total:	**1,586**	**$227,628,656**	**100.00%**

Remaining Term of Mortgage Loans

Remaining Term (mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
121 - 180	73	$12,224,813	5.37%
181 - 240	7	1,624,495	0.71
241 - 300	1	166,275	0.07
> 301	1,505	213,613,073	93.84
Total:	**1,586**	**$227,628,656**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

FIXED RATE LOANS

Seasoning of Mortgage Loans

Seasoning (mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
0 - 6	1,585	$227,535,511	99.96%
> 7	1	93,145	0.04
Total:	**1,586**	**$227,628,656**	**100.00%**

Original Loan-to-Value Ratios of Mortgage Loans*

Original Loan-to-Value (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
0.01 - 25.00	5	$419,948	0.18%
25.01 - 30.00	4	416,893	0.18
30.01 - 35.00	6	660,118	0.29
35.01 - 40.00	7	905,357	0.40
40.01 - 45.00	12	2,453,330	1.08
45.01 - 50.00	9	2,263,712	0.99
50.01 - 55.00	20	5,047,052	2.22
55.01 - 60.00	38	9,929,008	4.36
60.01 - 65.00	35	10,840,536	4.76
65.01 - 70.00	53	13,238,150	5.82
70.01 - 75.00	77	15,288,984	6.72
75.01 - 80.00	423	96,835,740	42.54
80.01 - 85.00	34	5,242,492	2.30
85.01 - 90.00	214	20,610,328	9.05
90.01 - 95.00	365	24,943,652	10.96
> 95.00	284	18,533,358	8.14
Total:	**1,586**	**$227,628,656**	**100.00%**

* With respect to the loans secured by second liens, this table was calculated using the Combined Loan-to-Value ratio.

FIXED RATE LOANS

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Owner Occupied	1,125	$180,988,104	79.51%
Investor	417	40,795,966	17.92
Second Home	44	5,844,586	2.57
Total:	**1,586**	**$227,628,656**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Single-Family	923	$139,317,221	61.20%
PUD/Low Rise Condo	442	51,796,770	22.75
Two Unit	94	15,635,041	6.87
Three/Four Unit	72	15,468,062	6.80
High Rise Condo	55	5,411,562	2.38
Total:	**1,586**	**$227,628,656**	**100.00%**

FIXED RATE LOANS

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Purchase	1,054	$118,384,740	52.01%
Cashout Refinance	461	92,641,079	40.70
Rate/Term Refinance	71	16,602,836	7.29
Total:	**1,586**	**$227,628,656**	**100.00%**

Document Type of Mortgage Loans

Document Type	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Full Income Documentation	398	$50,407,792	22.14%
Limited Documentation	664	93,634,969	41.13
No Documentation	524	83,585,896	36.72
Total:	**1,586**	**$227,628,656**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Fixed Balloon	696	$33,743,540	14.82%
Fixed	631	135,359,435	59.47
Fixed IO	259	58,525,681	25.71
Total:	**1,586**	**$227,628,656**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

FIXED RATE LOANS

Geographical Distribution of Mortgages Loans

State	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
California	463	$81,763,246	35.92%
Georgia	343	33,926,381	14.90
New York	81	20,421,284	8.97
New Jersey	94	17,885,413	7.86
Florida	127	15,366,974	6.75
Connecticut	38	7,654,280	3.36
Washington	42	5,702,565	2.51
Massachusetts	27	5,386,240	2.37
Texas	51	4,636,729	2.04
Nevada	32	3,724,451	1.64
Pennsylvania	31	3,583,219	1.57
Colorado	20	3,101,625	1.36
Arizona	38	2,925,256	1.29
Ohio	27	2,111,858	0.93
Other	172	19,439,135	8.54
Total:	**1,586**	**$227,628,656**	**100.00%**

Original Prepayment Penalty Term for Mortgage Loans

Original Prepayment Penalty Term (Mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
No Penalty	860	$82,518,531	36.25%
12	115	26,991,645	11.86
24	160	32,446,863	14.25
36	355	66,041,420	29.01
60	96	19,630,197	8.62
Total:	**1,586**	**$227,628,656**	**100.00%**

FIXED RATE LOANS

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
576 - 600	11	$1,896,804	0.83%
601 - 625	67	11,266,290	4.95
626 - 650	232	35,730,769	15.70
651 - 675	343	48,289,151	21.21
676 - 700	326	43,829,701	19.25
701 - 725	218	31,707,403	13.93
726 - 750	161	23,784,142	10.45
751 - 775	159	22,173,095	9.74
776 - 800	66	8,699,883	3.82
801 - 825	3	251,418	0.11
Total:	**1,586**	**$227,628,656**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

ADJUSTABLE RATE LOANS

Adjustable Rate Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Statistical Calculation Date

		Summary	Ranges (if applicable)
Total Number of Loans		2,203	
Total Outstanding Loan Balance		$533,325,392	$40,830 to $1,350,000
Average Loan Principal Balance		$ 242,091	
WA Coupon		6.033%	3.750% to 9.000%
WA Remaining Term (mo.)		358	353 to 360
WA Original LTV		81.34%	23.20% to 100.00%
WA FICO*		686	580 to 817
WA Seasoning (mo.)		2	0 to 6
1st Liens		100.00%	
Geographic Distribution (> 5%)			
	CA	43.17%	
	GA	10.57%	
	NJ	7.27%	
	FL	6.77%	
ARM Characteristics		**Weighted Average**	
Gross Margin		3.593%	1.875% to 8.500%
Initial Periodic Cap		3.074%	1.000% to 9.000%
Subsequent Periodic Cap		1.000%	1.000%
Lifetime Maximum Rate		11.841%	7.375% to 17.500%
Lifetime Minimum Rate		3.593%	1.875% to 8.500%

*Zero values excluded

ADJUSTABLE RATE LOANS

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Original Principal Balance as of the Statistical Calculation Date	Percent of Original Principal Balance as of the Statistical Calculation Date
25,000.01 - 50,000.00	9	$401,050	0.08%
50,000.01 - 75,000.00	65	4,203,503	0.79
75,000.01 - 100,000.00	124	10,994,616	2.06
100,000.01 - 125,000.00	230	26,008,190	4.87
125,000.01 - 150,000.00	247	33,884,135	6.35
150,000.01 - 175,000.00	204	33,167,188	6.21
175,000.01 - 200,000.00	195	36,430,685	6.82
200,000.01 - 225,000.00	165	35,370,388	6.63
225,000.01 - 250,000.00	141	33,683,037	6.31
250,000.01 - 275,000.00	113	29,556,596	5.54
275,000.01 - 300,000.00	133	38,380,864	7.19
300,000.01 - 333,700.00	144	45,885,006	8.60
333,700.01 - 350,000.00	42	14,324,073	2.68
350,000.01 - 500,000.00	270	112,605,336	21.09
500,000.01 -1,000,000.00	119	76,366,262	14.31
> 1,000,000.00	2	2,550,000	0.48
Total:	**2,203**	**$533,810,929**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
25,000.01 - 50,000.00	9	$400,122	0.08%
50,000.01 - 75,000.00	65	4,198,165	0.79
75,000.01 - 100,000.00	124	10,985,193	2.06
100,000.01 - 125,000.00	232	26,235,393	4.92
125,000.01 - 150,000.00	245	33,593,792	6.30
150,000.01 - 175,000.00	204	33,132,360	6.21
175,000.01 - 200,000.00	195	36,390,298	6.82
200,000.01 - 225,000.00	166	35,549,358	6.67
225,000.01 - 250,000.00	140	33,414,084	6.27
250,000.01 - 275,000.00	114	29,801,444	5.59
275,000.01 - 300,000.00	132	38,067,477	7.14
300,000.01 - 333,700.00	145	46,183,135	8.66
333,700.01 - 350,000.00	41	13,974,921	2.62
350,000.01 - 500,000.00	270	112,526,748	21.10
500,000.01 -1,000,000.00	119	76,322,902	14.31
> 1,000,000.00	2	2,550,000	0.48
Total:	**2,203**	**$533,325,392**	**100.00%**

ADJUSTABLE RATE LOANS

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
3.500 - 3.999	8	$2,050,280	0.38%
4.000 - 4.499	27	7,602,270	1.43
4.500 - 4.999	193	51,751,702	9.70
5.000 - 5.499	265	72,240,457	13.55
5.500 - 5.999	563	149,519,895	28.04
6.000 - 6.499	385	87,063,992	16.32
6.500 - 6.999	392	90,145,920	16.90
7.000 - 7.499	183	37,794,585	7.09
7.500 - 7.999	136	27,267,163	5.11
8.000 - 8.499	37	6,608,593	1.24
8.500 - 8.999	11	1,051,613	0.20
9.000 - 9.499	3	228,922	0.04
Total:	**2,203**	**$533,325,392**	**100.00%**

Original Term of Mortgage Loans

Original Term (mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
> 301	2,203	$533,325,392	100.00%
Total:	**2,203**	**$533,325,392**	**100.00%**

Remaining Term of Mortgage Loans

Remaining Term (mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
> 301	2,203	$533,325,392	100.00%
Total:	**2,203**	**$533,325,392**	**100.00%**

ADJUSTABLE RATE LOANS

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
0 - 6	2,203	$533,325,392	100.00%
Total:	**2,203**	**$533,325,392**	**100.00%**

Original Loan-to-Value Ratios of Mortgage Loans

Original LTV (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
0.01 - 25.00	1	$57,882	0.01%
25.01 - 30.00	4	709,685	0.13
30.01 - 35.00	1	250,000	0.05
35.01 - 40.00	2	256,000	0.05
40.01 - 45.00	4	949,153	0.18
45.01 - 50.00	8	2,089,581	0.39
50.01 - 55.00	13	3,954,010	0.74
55.01 - 60.00	30	10,883,810	2.04
60.01 - 65.00	32	8,710,823	1.63
65.01 - 70.00	87	19,551,602	3.67
70.01 - 75.00	117	28,229,099	5.29
75.01 - 80.00	1,253	316,207,233	59.29
80.01 - 85.00	61	15,541,504	2.91
85.01 - 90.00	215	50,912,523	9.55
90.01 - 95.00	160	38,029,819	7.13
95.01 - 100.00	215	36,992,668	6.94
Total:	**2,203**	**$533,325,392**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

ADJUSTABLE RATE LOANS

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Owner Occupied	1,808	$457,094,783	85.71%
Investor	313	60,564,083	11.36
Second Home	82	15,666,526	2.94
Total:	**2,203**	**$533,325,392**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Single-Family	1,340	$327,088,335	61.33%
PUD/Low Rise Condo	579	133,370,138	25.01
Two Unit	119	32,601,994	6.11
High Rise Condo	125	27,530,574	5.16
Three/Four Unit	40	12,734,351	2.39
Total:	**2,203**	**$533,325,392**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Purchase	1,505	$348,277,684	65.30%
Cashout Refinance	582	158,255,721	29.67
Rate/Term Refinance	116	26,791,988	5.02
Total:	**2,203**	**$533,325,392**	**100.00%**

ADJUSTABLE RATE LOANS

Document Type of Mortgage Loans

Document Type	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Full Income Documentation	385	$83,992,305	15.75%
Limited Documentation	975	246,675,375	46.25
No Documentation	843	202,657,713	38.00
Total:	**2,203**	**$533,325,392**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
2/6 Hybrid Arms	699	$153,413,676	28.77%
3/6 Hybrid Arms	43	8,503,702	1.59
5/6 Hybrid Arms	56	11,090,161	2.08
Six Month LIBOR ARM	14	2,660,711	0.50
7/6 Hybrid Arms	1	224,471	0.04
2/6 Hybrid Arms IO	634	172,215,523	32.29
3/6 Hybrid Arms IO	311	74,508,145	13.97
5/6 Hybrid Arms IO	267	65,824,506	12.34
Six Month LIBOR ARM IO	168	41,226,097	7.73
7/6 Hybrid Arms IO	7	2,383,200	0.45
10/6 Hybrid Arms IO	3	1,275,200	0.24
Total:	**2,203**	**$533,325,392**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
Six Month LIBOR	2,203	$533,325,392	100.00%
Total:	**2,203**	**$533,325,392**	**100.00%**

ADJUSTABLE RATE LOANS

Geographical Distribution of Mortgages Loans

State	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
California	688	$230,248,144	43.17%
Georgia	334	56,354,154	10.57
New Jersey	161	38,767,003	7.27
Florida	179	36,118,606	6.77
Illinois	80	20,028,662	3.76
New York	46	16,780,772	3.15
Arizona	81	13,519,636	2.53
Massachusetts	45	13,502,744	2.53
Nevada	49	11,986,278	2.25
Colorado	58	9,933,068	1.86
Texas	56	8,655,048	1.62
Virginia	31	7,074,104	1.33
Washington	31	6,872,133	1.29
Connecticut	25	6,510,228	1.22
Other	339	56,974,810	10.68
Total:	**2,203**	**$533,325,392**	**100.00%**

Original Prepayment Penalty Term for Mortgage Loans

Original Prepayment Penalty Term (Mos)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
No Penalty	751	$179,990,753	33.75%
12	165	50,883,907	9.54
24	687	169,142,893	31.71
36	530	113,437,939	21.27
60	70	19,869,900	3.73
Total:	**2,203**	**$533,325,392**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

ADJUSTABLE RATE LOANS

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
576 - 600	45	$9,849,698	1.85%
601 - 625	151	40,951,205	7.68
626 - 650	306	79,614,936	14.93
651 - 675	478	109,171,412	20.47
676 - 700	447	107,648,277	20.18
701 - 725	284	64,294,017	12.06
726 - 750	251	61,788,392	11.59
751 - 775	158	39,036,480	7.32
776 - 800	69	18,333,143	3.44
801 - 825	14	2,637,832	0.49
Total:	**2,203**	**$533,325,392**	**100.00%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
0.000 - 1.999	1	$360,000	0.07%
2.000 - 2.499	580	138,718,591	26.01
2.500 - 2.999	556	142,110,527	26.65
3.000 - 3.499	354	89,061,302	16.70
3.500 - 3.999	38	7,603,666	1.43
4.000 - 4.499	17	4,185,479	0.78
4.500 - 4.999	17	4,095,198	0.77
5.000 - 5.499	278	51,236,331	9.61
5.500 - 5.999	64	18,379,119	3.45
6.000 - 6.499	203	56,524,407	10.60
6.500 - 6.999	56	12,716,402	2.38
7.000 - 7.499	29	6,278,443	1.18
7.500 - 7.999	9	1,943,426	0.36
8.500 - 8.999	1	112,500	0.02
Total:	**2,203**	**$533,325,392**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

ADJUSTABLE RATE LOANS

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
December 2004	1	$261,600	0.05%
January 2005	12	3,683,474	0.69
February 2005	11	3,911,624	0.73
March 2005	77	19,206,018	3.60
April 2005	75	15,557,022	2.92
May 2005	6	1,267,070	0.24
June 2006	6	1,771,831	0.33
July 2006	68	15,653,156	2.94
August 2006	261	58,919,416	11.05
September 2006	504	123,110,103	23.08
October 2006	408	104,786,055	19.65
November 2006	86	21,388,639	4.01
May 2007	1	496,784	0.09
June 2007	2	1,121,000	0.21
July 2007	20	5,153,648	0.97
August 2007	22	5,565,010	1.04
September 2007	150	37,154,230	6.97
October 2007	133	27,432,973	5.14
November 2007	26	6,088,202	1.14
June 2009	2	536,000	0.10
July 2009	22	5,337,089	1.00
August 2009	41	11,410,400	2.14
September 2009	121	30,288,651	5.68
October 2009	114	24,035,234	4.51
November 2009	23	5,307,294	1.00
September 2011	4	1,284,000	0.24
October 2011	4	1,323,671	0.25
September 2014	1	714,000	0.13
October 2014	2	561,200	0.11
Total:	**2,203**	**$533,325,392**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

ADJUSTABLE RATE LOANS

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
4.500 - 8.499	1	$586,400	0.11%
8.500 - 8.999	2	522,000	0.10
9.000 - 9.499	2	919,920	0.17
9.500 - 9.999	57	14,823,875	2.78
10.000 - 10.499	116	28,977,296	5.43
10.500 - 10.999	363	96,624,784	18.12
11.000 - 11.499	288	73,871,746	13.85
11.500 - 11.999	376	101,448,219	19.02
12.000 - 12.499	298	66,528,676	12.47
12.500 - 12.999	258	61,076,150	11.45
13.000 - 13.499	152	33,071,137	6.20
13.500 - 13.999	153	32,020,380	6.00
14.000 - 14.499	68	12,307,175	2.31
14.500 - 15.499	58	8,540,886	1.60
15.500 - 15.999	7	643,548	0.12
16.500 - 16.999	2	764,800	0.14
> 17.000	2	598,400	0.11
Total:	**2,203**	**$533,325,392**	**100.00%**

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
0.000 - 1.999	1	$360,000	0.07%
2.000 - 2.499	580	138,718,591	26.01
2.500 - 2.999	556	142,110,527	26.65
3.000 - 3.499	354	89,061,302	16.70
3.500 - 3.999	38	7,603,666	1.43
4.000 - 4.499	17	4,185,479	0.78
4.500 - 4.999	17	4,095,198	0.77
5.000 - 5.499	278	51,236,331	9.61
5.500 - 5.999	64	18,379,119	3.45
6.000 - 6.499	203	56,524,407	10.60
6.500 - 6.999	56	12,716,402	2.38
7.000 - 7.499	29	6,278,443	1.18
7.500 - 7.999	9	1,943,426	0.36
8.500 - 8.999	1	112,500	0.02
Total:	**2,203**	**$533,325,392**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

ADJUSTABLE RATE LOANS

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
1.000	179	$42,643,963	8.00%
2.000	244	43,776,006	8.21
3.000	1,449	366,584,438	68.74
4.000	3	708,210	0.13
5.000	313	73,914,305	13.86
6.000	13	4,744,071	0.89
8.750	1	368,000	0.07
9.000	1	586,400	0.11
Total:	**2,203**	**$533,325,392**	**100.00%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Principal Balance as of the Statistical Calculation Date	Percent of Principal Balance as of the Statistical Calculation Date
1.000	2,203	533,325,392	100.00%
Total:	**2,203**	**$533,325,392**	**100.00%**